March 3, 2016

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anu Dubey

Re:	Request for Withdrawal of Post-Effective Amendment No. 84 to Registration Statement of InfraCap REIT Preferred ETF, a series of ETFis Series Trust I (File Nos. 333-187668 and 811-22819; CIK 0001559109) (“Registrant”)

Ms. Dubey:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Registrant hereby respectfully requests the withdrawal of Post-Effective Amendment No. 84 to Registrant’s Registration Statement on Form N-1A (“PEA 84”) for InfraCap REIT Preferred ETF (the “Fund”) and all exhibits thereto, which was filed electronically with the Securities and Exchange Commission via EDGAR on February 29, 2015 (Accession No. 0000891092-15-005009).

PEA 84 was inadvertently filed under Series S000047494. Registrant subsequently refiled PEA 84 correctly under Series S000052824 on March 1, 2016 (Accession No. 0000891092-16-012928).

If you have any questions or require anything further, please contact Jeffrey Skinner of Kilpatrick Townsend & Stockton LLP at 336-607-7512.

Very truly yours,

ETFIS SERIES TRUST I

/s/ William J. Smalley
William J. Smalley, President